    CONTACT:  Michael P. Hawks              (NYSE -- BMC)
              (612) 851-6030                FOR IMMEDIATE RELEASE

                      BMC REPORTS RECORD FIRST QUARTER EARNINGS

April 23, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today reported first quarter net earnings of $7,883,000 or $.28 per share, up 27% from earnings of $6,183,000 or $.22 per share in the year-earlier period. First quarter revenues increased 13% from $68.3 million in the first quarter of 1996 to $77.1 million in the first quarter of 1997.

Paul B. Burke, BMC's chairman and chief executive officer stated "The first quarter represents another quarterly earnings record for BMC and is the twenty-fourth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. Once again, each division contributed to this significant accomplishment."

The Company's Precision Imaged Products operation (including both Mask Operations and Buckbee-Mears St. Paul) posted record first quarter results. First quarter sales increased 14% over the prior year quarter while profits increased 29%. The profitability of Mask Operations increased due to the continued sales mix shift to higher margin products, including high resolution computer monitor masks, and improved operating performance. Sales of large (25-29 inches) and invar television aperture masks increased 28% and 7%, respectively, over first quarter 1996 sales. First quarter sales of jumbo (30 inches and larger) aperture masks were strong but nevertheless were 19% lower than first quarter 1996 sales. First quarter 1996 jumbo sales were unusually robust with a 98% increase over first quarter 1995 levels. The weakening of the German Mark relative to the U.S. Dollar had virtually no impact on earnings but reduced sales, as compared with the prior year quarter, by nearly $3 million.

First quarter PIP sales included over $3 million of high resolution computer monitor masks sales, including sales of 15-inch invar masks. First quarter high resolution mask sales were impacted by a market conversion from 14-inch monitors to 15-inch monitors that occurred much more quickly than anticipated by the tube manufacturers and by BMC. This conversion, along with capacity additions by tube manufacturers, resulted in an inventory build of 14-inch monitors at the end of 1996 and weaker than anticipated first quarter demand for 14-inch monitor masks.

Moreover, this rapid change prompted BMC's German high resolution mask line to convert production to 15-inch invar masks. As a consequence, much of the first and second quarters will be spent ramping up the yield curve and securing customer part approval for these part types.

The monitor and entertainment line expansions at the Cortland, New York facility remain on schedule for start up this quarter. Following the typical time period required to de-bug these lines and qualify parts with customers, they are expected to run at full capacity with commensurate demand for their products.

BMC's Optical Products operation also produced record first quarter results. First quarter sales increased 10% over the prior year quarter, while profitability increased 16%. Sales growth occurred in each major product line. Sales of high end products (polycarbonate, progressive, high index and polarizing sun lenses) increased 28% over the year-earlier period. International sales growth continued at a strong pace. Construction of the new polycarbonate manufacturing, centralized distribution and research and development facility remains on schedule for completion in the third quarter 1997.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading supplier of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                 BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                     (Unaudited)
                       (in thousands, except per share amounts)



                                                                    Three Months Ended
                                                                         March 31
                                                                -------------------------
                                                                     1997           1996
------------------------------------------------------------------------------------------
Revenues                                                        $  77,127      $  68,301
Cost of products sold                                              61,145         55,261
------------------------------------------------------------------------------------------
Gross Margin                                                       15,982         13,040
Selling                                                             2,837          2,558
Administrative                                                      1,539          1,227
------------------------------------------------------------------------------------------
Income from Operations                                             11,606          9,255
------------------------------------------------------------------------------------------
Other Income and (Expense)
    Interest expense                                                 (144)          (130)
    Interest income                                                    42            119
    Other income (expense)                                            262            (50)
------------------------------------------------------------------------------------------
Earnings before Income Taxes                                       11,766          9,194
Income Taxes                                                        3,883          3,011
------------------------------------------------------------------------------------------

Net Earnings                                                    $   7,883      $   6,183
------------------------------------------------------------------------------------------

Earnings Per Share                                              $    0.28      $    0.22
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation                 28,458         28,278
------------------------------------------------------------------------------------------

                                 BMC INDUSTRIES, INC.

                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)
                                    (in thousands)



                                                              March 31    December 31
                                                              --------    -----------
ASSETS                                                            1997           1996
---------------------------------------------------------------------------------------

Current Assets
    Cash and cash equivalents                              $     4,169    $     2,544
    Trade accounts and notes receivable,
      net of allowances                                         28,490         24,979
    Inventories                                                 52,034         50,451
    Deferred income taxes                                        5,904          5,372
    Other current assets                                         9,162          8,354
---------------------------------------------------------------------------------------
         Total Current Assets                                   99,759         91,700
---------------------------------------------------------------------------------------

Property, Plant and Equipment                                  241,981        220,489
Less Accumulated Depreciation                                   96,564         96,644
                                                            ----------     ----------
    Property, Plant and Equipment, Net                         145,417        123,845
                                                            ----------     ----------
Deferred Income Taxes                                            5,363          5,797
Other Assets, Net                                               11,643         11,627
---------------------------------------------------------------------------------------

Total Assets                                               $   262,182    $   232,969
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------

Current Liabilities
    Short-term borrowings                                  $       593    $     1,355
    Accounts payable                                            28,000         19,434
    Income taxes payable                                         9,941          7,657
    Accrued expenses and other current liabilities              20,558         21,900
---------------------------------------------------------------------------------------
         Total Current Liabilities                              59,092         50,346
---------------------------------------------------------------------------------------

Long-Term Debt                                                  32,642         16,634
Other Liabilities                                               18,803         19,421
Deferred Income Taxes                                            2,317          2,460

Stockholders' Equity
    Common stock                                                57,282         56,551
    Retained earnings                                           92,101         84,629
    Cumulative translation adjustment                              847          3,974
    Other                                                         (902)        (1,046)
---------------------------------------------------------------------------------------
         Total Stockholders' Equity                            149,328        144,108
---------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                 $   262,182    $   232,969
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------